INTERCREDITOR AGREEMENT

THIS INTERCREDITOR AGREEMENT ("Agreement") is dated effective as of June 7, 2004. The parties to it are GUGGENHEIM CORPORATE FUNDING, LLC, in its capacity as Administrative Agent ("Second Lien Agent") for the financial institutions now or hereafter party to the Second Lien Credit Agreement (hereinafter defined), LUBY'S, INC., a Delaware corporation (the "Borrower"), and JPMORGAN CHASE BANK, in its capacity as Administrative Agent ("First Lien Agent") for the financial institutions now or hereafter party to the First Lien Credit Agreement (hereinafter defined).

RECITALS:

    Reference is hereby made to that certain Credit Agreement dated concurrently herewith executed by and among Borrower, Second Lien Agent and certain financial institutions therein named (the "Second Lien Credit Agreement") and to the Notes and other Loan Documents, as each such term is described and defined in the Second Lien Credit Agreement. All liens, security interests and assignments now or hereafter securing payment or performance of such Notes or the Second Lien Credit Agreement or such other Loan Documents are herein called "Second Liens." The term "Second Lien Creditors" as used herein shall mean the financial institutions now or hereafter parties to the Second Lien Credit Agreement.

    Reference is hereby made to that certain Credit Agreement dated concurrently herewith executed by and among Borrower, First Lien Agent and certain financial institutions therein named (the "First Lien Credit Agreement") and to the Notes and other Loan Documents, as each such term is described and defined in the First Lien Credit Agreement. All liens, security interests and assignments now or hereafter securing payment or performance of such Notes or the First Lien Credit Agreement or such other Loan Documents are herein called "First Liens." The term "First Lien Creditors" as used herein shall mean the financial institutions now or hereafter parties to the First Lien Credit Agreement. Terms used herein with their initial letters capitalized which are not otherwise defined herein shall have the meanings ascribed to such terms in the First Lien Credit Agreement.

AGREEMENTS:

In consideration of the premises and the mutual agreements herein set forth, Borrower, Second Lien Agent and First Lien Agent hereby agree as follows:

    As used in this Agreement, the following terms shall have the respective meanings indicated:

      Permitted Junior Securities shall mean equity interests in the Borrower or debt securities that are subordinated to all First Lien Indebtedness (and any debt securities issued in exchange for First Lien Indebtedness) to substantially the same extent as, or to a greater extent than, the Second Lien Indebtedness is subordinated to First Lien Indebtedness pursuant to this Agreement.

      First Lien Indebtedness shall mean all indebtedness now or hereafter existing under the First Lien Credit Agreement and the other Loan Documents, including, without limitation, all indebtedness evidenced by the Notes and all renewals, extensions, replacements, rearrangements, refundings and modifications of such Notes; provided, that the principal amount of such indebtedness shall not exceed $50,000,000. The First Lien Indebtedness shall include all amounts under any Swap Agreement and all amounts accruing subsequent to the filing of any bankruptcy, receivership, insolvency or like petition. Without limiting the generality of the foregoing, First Lien Indebtedness shall include all obligations arising under the First Lien Credit Agreement for fees, to indemnify, to reimburse for expenses and to reimburse for advances (whether for the payment of taxes, insurance premiums, the preservation or protection of property or the title thereto or for any other reason).

      Second Lien Indebtedness shall mean all indebtedness now or hereafter existing under the Second Lien Credit Agreement and the other Loan Documents (as defined in the Second Lien Credit Agreement), including, without limitation, all indebtedness evidenced by the Notes (as defined in the Second Lien Credit Agreement) and all renewals, extensions, rearrangements and modifications of such Notes. The Second Lien Indebtedness shall include amounts accruing subsequent to the filing of any bankruptcy, receivership, insolvency or like petition. Without limiting the generality of the foregoing, Second Lien Indebtedness shall include all obligations arising under the Second Lien Credit Agreement for fees, to indemnify, to reimburse for expenses and to reimburse for advances (whether for the payment of taxes, insurance premiums, the preservation or protection of property or the title thereto or for any other reason). Second Lien Agent has provided to First Lien Agent true and correct copies of the Second Lien Credit Agreement and the other Loan Documents (as defined in the Second Lien Credit Agreement) in effect as of the date hereof.

    Unless and until all First Lien Indebtedness shall have been fully paid and satisfied and the obligation of First Lien Creditors under the First Lien Credit Agreement to make any further loans or advances to Borrower shall have ceased and terminated, the Second Lien Creditors and the Second Lien Agent will not, except as expressly otherwise provided in Section 23 hereof, (a) ask, demand, sue for, take or receive, or retain, from Borrower or any other person or entity, by setoff or in any other manner, payment of all or any part of the Second Lien Indebtedness, or (b) ask, demand or receive any additional security for the Second Lien Indebtedness.

    Upon any distribution of the assets of Borrower in connection with any dissolution, winding up, liquidation or reorganization of Borrower (whether in any bankruptcy, reorganization, readjustment or arrangement of debt, suspension of payments, receivership, liquidation or insolvency or similar law or statute now or hereafter in effect ("Proceedings") or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of Borrower or otherwise), First Lien Agent (for the benefit of First Lien Creditors) shall first be entitled to receive payment in full of all First Lien Indebtedness before Second Lien Creditors shall be entitled to receive any payment (except for Permitted Junior Securities) in respect of the Second Lien Indebtedness. Upon any such dissolution, winding up, liquidation or reorganization, any payment or distribution of assets of Borrower of any kind or character, whether in cash, property or securities, to which Second Lien Creditors would be entitled except for the provisions of this Agreement (including any such payment or distribution which may be payable or deliverable by virtue of the provisions of any securities which are subordinated as junior in right of payment to the Second Lien Indebtedness) shall be made by the liquidating trustee or agent or other persons making such payment or distribution (whether a trustee in bankruptcy, a receiver or liquidating trustee or otherwise) (a "Paying Party"), or if received by Second Lien Agent or a Second Lien Creditor, by Second Lien Agent or such Second Lien Creditor, directly to First Lien Agent (for the benefit of First Lien Creditors), to the extent necessary to pay in full the First Lien Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution to First Lien Agent (for the benefit of First Lien Creditors). Second Lien Agent hereby authorizes and directs each Paying Party to pay over to First Lien Agent (for the benefit of First Lien Creditors) upon demand by First Lien Agent, all such payments or distributions without the necessity of any inquiry as to the status or balance of the First Lien Indebtedness, and without further notice to or consent of Second Lien Creditors.

    After the occurrence and during the continuation of an Event of Default, the Second Lien Creditors shall have the right, but not the obligation, to purchase all (but not less than all) of the First Lien Indebtedness from the First Lien Creditors by payment to the First Lien Creditors of (a) an amount equal to the outstanding principal amount of the Revolving Loans and all accrued and unpaid interest and fees thereon as of the date of such payment, and (b) an amount, for deposit in account with the First Lien Agent as cash collateral for the Letters of Credit, equal to the LC Exposure as of such date plus any accrued and unpaid interest thereon. All amounts owing or to become owing to any First Lien Creditors under any Swap Agreements shall continue as "First Lien Indebtedness" following the closing of a purchase under this provision. The First Lien Agent shall deliver to the Second Lien Agent a copy of any written notice given to Borrower regarding the occurrence of a Default or an Event of Default substantially concurrently with the delivery of such notice to Borrower. In addition, First Lien Agent agrees that it will provide written notice to the Second Lien Agent at least ten (10) days prior to the exercise of any remedies under the First Lien Credit Agreement or any of the Loan Documents arising by reason of the occurrence of a Default or an Event of Default (other than the giving of a notice of a Blockage Period (hereinafter defined), which shall not require an additional notice period).

    Second Lien Creditors and Second Lien Agent hereby irrevocably authorize and empower First Lien Agent to demand, sue for, collect and receive every such payment or distribution and give acquittance therefor, to execute, sign, endorse, transfer and deliver any and all receipts and instruments, and to file claims and take such other proceedings, all in the name of Second Lien Creditors or Second Lien Agent, or otherwise, as First Lien Agent may deem necessary or advisable for the enforcement of this Agreement, but First Lien Agent has no obligation to do so. Second Lien Creditors and Second Lien Agent hereby (i) agree duly and promptly to take such action as may be reasonably required by First Lien Agent to collect the Second Lien Indebtedness for the account of First Lien Agent (for the benefit and at the expense of First Lien Creditors) and/or to file appropriate proofs of claim in respect of the Second Lien Indebtedness and (ii) agree to execute and deliver to First Lien Agent or its representatives on demand such powers of attorney, proofs of claim and other instruments as may be requested by First Lien Agent or its representatives in order to enable First Lien Agent to enforce any and all claims upon or with respect to the Second Lien Indebtedness, to collect and receive any and all such payments or distributions which may be payable or deliverable at any time upon or with respect to the Second Lien Indebtedness.

    In the event any payment or distribution of assets of Borrower of any kind or character, whether in cash, property or securities, and whether or not pursuant to any dissolution, winding up, liquidation or reorganization, not permitted by or in accordance with the provisions of this Agreement shall be received by Second Lien Agent or any Second Lien Creditor, such payment or distribution to Second Lien Agent or such Second Lien Creditor shall not be commingled with other funds and shall be held in trust for the benefit of, and shall be paid over or delivered to, First Lien Agent, or to its representative, in precisely the form received (except for the endorsement or assignment of Second Lien Agent or such Second Lien Creditor where necessary). In the event of any failure by Second Lien Agent or such Second Lien Creditor to make any such endorsement or assignment, First Lien Agent is hereby irrevocably authorized to make same.

    The provisions of this Agreement are and are intended solely for the purpose of defining the relative rights of Second Lien Agent and Second Lien Creditors, on the one hand, and First Lien Agent and First Lien Creditors, on the other hand, and are solely for the benefit of First Lien Agent and First Lien Creditors and may not be relied upon or enforced by any party other than First Lien Agent and First Lien Creditors, and nothing contained in this Agreement is intended to or shall impair the obligation of Borrower, which is unconditional and absolute, to pay to Second Lien Creditors the principal of and interest on the Second Lien Indebtedness as and when the same shall become due and payable in accordance with its terms, or to affect the relative rights of Second Lien Creditors and creditors of Borrower other than First Lien Creditors.

    First Lien Agent and First Lien Creditors may, at any time and from time to time, without the consent of or notice to Second Lien Agent or any Second Lien Creditor, and without impairing or releasing the obligations of Second Lien Agent or any Second Lien Creditor hereunder, in a commercially reasonable manner and in compliance with applicable law, (i) subject to the terms of the Collateral Agency Agreement, change the manner, place or terms of payment or change or extend the time of payment of, or renew or alter, the First Lien Indebtedness or the security therefor, or otherwise amend in any manner the First Lien Credit Agreement or any document executed in connection therewith; (ii) exercise or refrain from exercising any rights against Borrower and others; (iii) apply any sums by whomsoever paid or however realized to the First Lien Indebtedness; (iv) sell, exchange, release, surrender, realize upon or otherwise deal with in any manner and in any order any property whatsoever and by whomsoever at any time pledged or mortgaged to secure, or howsoever securing, any First Lien Indebtedness; (v) release anyone liable in any manner for the payment or collection of any First Lien Indebtedness; and (vi) settle or compromise all or any part of the First Lien Indebtedness, and subordinate the payment of any part of the First Lien Indebtedness to the payment of any other indebtedness (including any other part of the First Lien Indebtedness). No invalidity, irregularity or unenforceability of all or any part of the First Lien Indebtedness or of any of the First Liens shall affect, impair or be a defense to this Agreement.

    Second Lien Agent and Second Lien Creditors represent and warrant that, except as provided under the Collateral Agency Agreement, unless and until the First Lien Indebtedness is paid in full and all obligations to make further advances under the First Lien Credit Agreement shall have terminated, no additional liens, security interests or assignments exist to secure any Second Lien Indebtedness and agrees that no liens, security interests or assignments will arise or will be taken in the future to secure any Second Lien Indebtedness. All amounts, whether in the form of cash, proceeds, checks, drafts, orders or other instruments for the payment of money, recovered with respect to any property of Borrower subject to the Second Liens by the enforcement of the Second Liens, unless and until the First Lien Indebtedness is paid in full and all obligations to make further advances under the First Lien Credit Agreement shall have terminated, shall immediately upon receipt thereof by Second Lien Agent or any Second Lien Creditor be paid over and delivered in the form received, but with any necessary endorsements or instruments required for payment to First Lien Agent, and, until so delivered shall not be commingled with any other funds or property but shall be held by Second Lien Agent or such Second Lien Creditor upon an express trust for the benefit of First Lien Agent.

    Second Lien Agent and Second Lien Creditors do hereby expressly subordinate and make second, junior and inferior any and all liens, rights, powers, titles and interests of Second Lien Agent and Second Lien Creditors under, pursuant to or by virtue of the Second Liens to all liens, rights, titles and interests under, pursuant to or by virtue of the First Liens, and Second Lien Agent and Second Lien Creditors agree that all liens, rights, titles and interests of the First Liens shall be unconditionally first, prior and superior to any and all liens, rights, powers, titles and interests of Second Lien Agent or any Second Lien Creditor under, pursuant to or by virtue of the Second Liens. Second Lien Agent and Second Lien Creditors further agree that any and all liens, rights, titles and interests of Second Lien Agent or any Second Lien Creditor under, pursuant to or by virtue of the Second Liens shall be and remain expressly subject and subordinate to any renewal, extension, refinancing, consolidation, modification or supplement of the liens, rights, titles and interests of the First Liens, as well as any and all increases thereof.

    Second Lien Agent and Second Lien Creditors, their successors or assigns or any other legal holder of the Second Lien Indebtedness shall not acquire by subrogation, contract or otherwise any lien upon or other estate, right or interest in any property (including but not limited to any which may arise in respect to real estate taxes, assessments or other governmental charges) which is or may be prior in right to the First Liens or any renewal, extension, refinancing, consolidation, modification or supplement thereof.

    Unless and until the First Lien Indebtedness is paid in full and all obligations to make further advances under the First Lien Credit Agreement shall have terminated, the Second Liens shall be and the same hereby are and shall continue subject and subordinate to any and all leases upon all or any part of any property covered by the First Liens and to which the First Liens shall now be or shall hereafter have been made subject and subordinate.

    This Agreement extends to and covers all amounts due on the First Lien Indebtedness both before and after and filing of any Proceeding by or against Borrower, and First Lien Creditors shall be entitled to amounts accruing on the First Lien Indebtedness from the date of filing of said Proceeding to the date of full and final payment of the First Lien Indebtedness.

    Any instrument evidencing the Second Lien Indebtedness will contain provisions referring specifically to this Agreement.

    This Agreement is a continuing one, and all First Lien Indebtedness to which it applies or may apply under the terms hereof shall conclusively be presumed to have been created in reliance hereon.

    Second Lien Agent and Second Lien Creditors and Borrower agree that, if at any time all or any part of any payment previously applied by any First Lien Creditor to the First Lien Indebtedness is or must be returned by First Lien Creditor--or recovered from any First Lien Creditor--for any reason (including the order of any bankruptcy court), this Agreement shall automatically be reinstated to the same effect, as if the prior application had not been made, and, in addition, Borrower hereby agrees to indemnify each First Lien Creditor against, and to save and hold each First Lien Creditor harmless from any required return by such First Lien Creditor--or recovery from such First Lien Creditor--of any such payments because of its being deemed preferential under applicable bankruptcy, receivership or insolvency laws, or for any other reason.

    Any notice, request or other communication required or permitted to be given hereunder shall be given in writing by delivering it against receipt for it, by depositing it with an overnight delivery service or by depositing it in a receptacle maintained by the United States Postal Service, postage prepaid, registered or certified mail, return receipt requested, addressed to the respective parties at the following addresses (and if so given, shall be deemed given when mailed):

    If to Second Lien Agent:

    Guggenheim Corporate Funding, LLC

    135 East 57th Street

    New York, New York 10022

    If to the Borrower:

    Luby's, Inc.

    2211 Northeast Loop 410

    San Antonio, Texas 78217

    If to First Lien Agent:

    JPMorgan Chase Bank, as Administrative Agent

    712 Main Street

    Houston, Texas 77002

    Attention: Manager, Corporate Banking

    Borrower's address for notice may be changed at any time and from time to time, but only after thirty (30) days' advance written notice to the other parties and shall be the most recent such address furnished in writing by Borrower to the other parties. Second Lien Agent's and First Lien Agent's respective addresses for notice may be changed at any time and from time to time, but only after ten (10) days' advance written notice to the other parties and each such party's address for notice shall be the most recent such address furnished in writing by such party to the other parties. Actual notice, however and from whomever given or received, shall always be effective when received.

    No course of dealing between the parties, no usage of trade and no parole or extrinsic evidence of any nature shall be used to supplement or modify any of the terms or provisions of this Agreement.

    If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws, the legality, validity and enforceability of the remaining provisions of this Agreement shall not be affected thereby, and this Agreement shall be liberally construed so as to carry out the intent of the parties to it.

    This Agreement (a) shall be binding upon the parties hereto and their respective successors and assigns; (b) may be modified or amended only by a writing and signed by each party hereto; (c) may be executed in several counterparts, and by the parties hereto on separate counterparts and each counterpart when so executed and delivered shall constitute an original agreement, and all such separate counterparts shall constitute but one and the same agreement; and (d) embodies the entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements, consents and understandings relating to such subject matter.

    THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE APPLICABLE LAWS OF THE STATE OF TEXAS AND THE UNITED STATES OF AMERICA FROM TIME TO TIME IN EFFECT.

    EACH OF THE SECOND LIEN AGENT AND THE FIRST LIEN AGENT ACKNOWLEDGES THAT THE TIME AND EXPENSE REQUIRED FOR TRIAL BY JURY EXCEED THE TIME AND EXPENSE FOR A BENCH TRIAL AND HEREBY WAIVES, TO THE EXTENT PERMITTED BY LAW, TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

    Prior to the commencement of any Blockage Period (hereinafter defined), and after expiration of any Blockage Period, and so long as no Payment Default (hereinafter defined) has occurred which is continuing, Borrower may make, and Second Lien Agent and Second Lien Creditors may accept and apply, Scheduled Payments (hereinafter defined). During the continuance of an Event of Default (other than a Payment Default), upon receipt by Second Lien Agent of written notice thereof from First Lien Agent, Borrower shall not make any payments of interest or principal to Second Lien Agent or any Second Lien Creditor in respect of the Second Lien Indebtedness for a period commencing on the date of receipt of such notice and ending 180 days thereafter (the "Blockage Period"). A Blockage Period may be terminated earlier (i) by First Lien Agent by written notice thereof to Second Lien Agent, (ii) by repayment in full of the First Lien Indebtedness and termination of the obligations to make any further advances under the First Lien Credit Agreement, or (iii) because the Event of Default giving rise to such Blockage Period is no longer continuing. The aggregate duration of the Blockage Periods shall not exceed 180 days during any period of 360 consecutive days. The term "Payment Default" as used herein means any Event of Default consisting of non-payment of any sums which are due and payable under the First Lien Credit Agreement or any other Loan Document, whether by reason of the acceleration of the maturity of the Notes or otherwise. The term "Scheduled Payments" means (i) payments (but not prepayments) of accrued interest in accordance with the terms and provisions of the Second Lien Credit Agreement (without amendment except as approved in writing by the Required Lenders), (ii) payments of Net Proceeds attributable to the sale of properties described on Schedule 2.09 to the Senior Credit Agreement and (iii) payments of Second Lien Indebtedness out of Excess Cash Flow permitted under the terms of Section 6.08 of the First Lien Credit Agreement. During any Blockage Period, Second Lien Agent and Second Lien Creditors may not declare the Second Lien Indebtedness due and payable by reason of any default under the Second Lien Credit Agreement, but so long as no Blockage Period is in effect, nothing in this Agreement shall prohibit the Second Lien Agent from declaring the Second Lien Indebtedness due and payable by reason of any default under the Second Lien Credit Agreement.

EXECUTED as of the date first above written.

GUGGENHEIM CORPORATE FUNDING, LLC as Second Lien Agent

By:	/s/Todd Hearle

Name:	Todd Hearle
Title:	Attorney in Fact

LUBY'S, INC., a Delaware corporation

By:	/s/Christopher J. Pappas

Christopher J. Pappas
President and Chief Executive Officer

JPMORGAN CHASE BANK, as First Lien Agent

By:	/s/William P. Wallace

Name:	William P. Wallace
Title:	Vice President